Calamos Antetokounmpo Sustainable Equities Trust

2020 Calamos Court

Naperville, IL 60563

January 23, 2023

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Ms. Lisa N. Larkin

Re:	Calamos Antetokounmpo Sustainable Equities Trust (the “Trust”)
Registration Statement on Form N-1A (File Nos. 333-267049 and 811-23822)

Dear Ms. Larkin:

Enclosed for filing is the Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended ("1933 Act") and the Investment Company Act of 1940, as amended ("1940 Act") on Form N-1A of the Trust.

This filing is being made to incorporate comments received from the Securities and Exchange Commission, and to reflect other changes.

In accordance with Rule 461 under the 1933 Act, the Registrant hereby reserves the ability to orally request acceleration of the effective date of the Registration Statement. The Registrant is aware of its obligations under the 1933 Act.

If you have any questions concerning this filing, please contact Angela Jaimes of Ropes & Gray LLP at (617) 951-7591.

Sincerely,

/s/ J. Christopher Jackson

J. Christopher Jackson

Vice President and Secretary

encs.

Calamos Antetokounmpo Sustainable Equities Trust

2020 Calamos Court

Naperville, IL 60563

January 23, 2023

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Calamos Antetokounmpo Sustainable Equities Trust (the “Registrant”)
Pre-Effective Amendment No. 2 under the Securities Act of 1933 and under the Investment Company Act of 1940 to Registration Statement
File Nos. 333-267049 and 811-23822 (“Registration Statement”)

Dear Commissioners:

Registrant and the undersigned principal underwriter, Calamos Financial Services LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on January 24, 2023 at 4:00 p.m. ET.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Registrant hereby also acknowledges, as required by the Commission, as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Angela Jaimes of Ropes & Gray LLP at (617) 951-7591.

Very truly yours,

Calamos Antetokounmpo Sustainable Equities Trust	CALAMOS FINANCIAL SERVICES LLC

By:	/s/ J. Christopher Jackson	By:	/s/ Robert F. Behan
Name:	J. Christopher Jackson	Name:	Robert F. Behan
Title:	Vice President and Secretary	Title:	Principal Executive Officer & Chief Distribution Officer